vtech

Exempted No. : 82-3565
Our Ref. No. : PF254-36/07
Direct Line : (852) 2680 1705 / 2680 5033 / 2680 5002
Fax No. : (852) 2680 5277
(Please contact Dickson CHAN / Vicki LAU / Helen AU)

RECEIVED
2007 NOV 20 P 4:30

VTech Holdings Ltd
Incorporated in Bermuda with Limited Liability

07028149

15th November 2007

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Room 3099, Mail Shop 3-7
450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Re : VTech Holdings Limited (the "Company")
Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the announcement of the interim results of the Company for the six months ended 30th September 2007 as published on the websites of the Hong Kong and London stock exchanges as well as the website of the Company for your filing.

Yours faithfully
For and on behalf of
VTech Holdings Limited

Y.W. CHANG
Company Secretary

PROCESSED
NOV 26 2007
THOMSON FINANCIAL

Encl.

c.c. Ms. Judy I Kang
ADR Div., The Bank of New York Mellon (New York)
Fax No. 1-212-571-3050
(with enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York Mellon (Hong Kong)
Fax No. 2877 0863
(with enclosure)

11/21

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 303)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2007

PERFORMANCE HIGHLIGHTS

- Group revenue increased by 2.8% to US$734.1 million
- Profit attributable to shareholders rose by 31.5% to US$86.5 million
- Net profit margin expanded 2.6% points to 11.8% despite cost pressures
- Increased interim dividend of US12.0 cents per ordinary share

UNAUDITED INTERIM RESULTS

The directors of VTech Holdings Limited (the "Company") announce the unaudited results of the Company and its subsidiaries (the "Group") and associates for the six months ended 30th September 2007 together with the comparative figures for the same period last year as follows:

CONSOLIDATED INCOME STATEMENT

	Note	**(Unaudited) Six months ended 30th September 2007 US$ million**	(Unaudited) Six months ended 30th September 2006 US$ million	(Audited) Year ended 31st March 2007 US$ million
Revenue	2	**734.1**	713.8	1,463.8
Cost of sales		**(486.6)**	(485.8)	(923.8)
Gross profit		**247.5**	228.0	540.0
Selling and distribution costs		**(106.2)**	(107.8)	(238.6)
Administrative and other operating expenses		**(22.2)**	(27.3)	(62.2)
Research and development expenses		**(26.4)**	(22.5)	(45.2)
Operating profit	2&3	**92.7**	70.4	194.0
Net finance income		**5.3**	4.1	7.5
Share of results of associates		**-**	-	-
Profit before taxation		**98.0**	74.5	201.5
Taxation	4	**(11.5)**	(8.7)	(18.6)
Profit attributable to shareholders		**86.5**	65.8	182.9
Interim dividend	5	**28.9**	21.5	21.5
Special dividend	5		71.7	71.7
Final dividend	5			98.0
Earnings per share (US cents)	6			
- Basic		**36.0**	27.6	76.6
- Diluted		**35.3**	27.1	75.1

CONSOLIDATED BALANCE SHEET

	Note	(Unaudited) 30th September 2007 US$ million	(Unaudited) 30th September 2006 US$ million	(Audited) 31st March 2007 US$ million
Non-current assets				
Tangible assets		**84.4**	74.5	78.4
Leasehold land payments		**3.7**	3.7	3.7
Deferred tax assets		**11.1**	8.6	5.5
Investments		**0.2**	0.2	0.2
		99.4	87.0	87.8
Current assets				
Stocks		**225.7**	238.7	124.1
Debtors and prepayments	7	**369.2**	307.2	203.4
Taxation recoverable		**0.2**	0.8	1.6
Cash and deposits with banks		**114.9**	126.6	246.5
		710.0	673.3	575.6
Current liabilities				
Creditors and accruals	8	**(391.8)**	(365.5)	(256.5)
Provisions		**(49.7)**	(58.4)	(47.9)
Taxation payable		**(24.7)**	(17.3)	(11.5)
		(466.2)	(441.2)	(315.9)
Net current assets		**243.8**	232.1	259.7
Total assets less current liabilities		**343.2**	319.1	347.5
Non-current liabilities				
Deferred tax liabilities		**(4.3)**	(4.6)	(4.2)
Net assets		**338.9**	314.5	343.3
Capital and reserves				
Share capital		**12.0**	11.9	11.9
Reserves		**326.9**	302.6	331.4
Shareholders' funds		**338.9**	314.5	343.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

The Directors are responsible for preparing the Interim Report, including the consolidated financial statements in accordance with applicable law and regulations. The unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") including compliance with International Accounting Standard 34 – Interim Financial Reporting adopted by the International Accounting Standards Board.

The financial information relating to the financial year ended 31st March 2007 included in the interim consolidated financial statements does not constitute the Company's annual financial statements prepared under International Financial Reporting Standards for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31st March 2007 are available at the company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 20th June 2007.

The same accounting policies adopted in the 2007 annual financial statements have been applied to the interim consolidated financial statements.

The interim consolidated financial statements have not been audited or reviewed by the auditors pursuant to the Auditing Practices Board guidance on "Review of Interim Financial Information".

2 SEGMENT INFORMATION

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The directors consider that these activities constitute one business segment since these activities are related and are subject to common risks and returns.

Segment information regarding the Group's revenue and results by geographical market is presented below:

	(Unaudited) Six months ended 30th September			
	Revenue 2007 US$ million	Revenue 2006 US$ million	**Operating profit 2007 US$ million**	Operating profit 2006 US$ million
North America	**420.2**	436.2	**42.1**	40.3
Europe	**262.9**	229.3	**40.9**	18.1
Asia Pacific	**26.6**	29.2	**4.8**	7.2
Others	**24.4**	19.1	**4.9**	4.8
	734.1	713.8	**92.7**	70.4

3 OPERATING PROFIT

The operating profit is arrived at after charging the following:

	(Unaudited) Six months ended 30th September 2007 US$ million	2006 US$ million
Depreciation charges	**13.2**	11.2
Loss on disposal of tangible assets	**0.2**	-

4 TAXATION

	(Unaudited) Six months ended 30th September 2007 US$ million	2006 US$ million
Company and subsidiaries		
Income tax		
- Hong Kong	**13.3**	11.6
- Overseas	**3.7**	0.1
Deferred tax		
- Origination and reversal of temporary differences	**(5.5)**	(3.0)
	11.5	8.7
Income tax	**17.0**	11.7
Deferred tax	**(5.5)**	(3.0)
	11.5	8.7

Provision for Hong Kong profits tax and overseas taxation has been calculated at rates of tax prevailing in the countries in which the Group operates.

5 DIVIDENDS

(a) Dividends attributable to the period:

	(Unaudited) Six months ended 30th September 2007 US$ million	2006 US$ million
Interim dividend of US12.0 cents (2006: US9.0 cents) per share declared	**28.9**	21.5
Special dividend in respect of 2006 of US30.0 cents per share declared	**-**	71.7
	28.9	93.2

The interim dividend was proposed after the balance sheet date and has not been recognised as liabilities at the balance sheet date.

5 DIVIDENDS *(continued)*

(b) The final dividend of US41.0 cents (2006:US26.0 cents) per ordinary share for the year ended 31st March 2007, but proposed after that date, was estimated to be US$98.0 million at the time, payable to shareholders, whose names appeared on the register of members of the Company at the close of business on 3rd August 2007. This final dividend was approved by shareholders at the Annual General Meeting on 3rd August 2007. As a result of shares issuance upon exercise of share options during the period between 1st April 2007 and 3rd August 2007, the final dividend paid in respect of the year ended 31st March 2007 totaled US$98.8 million (2006:US$62.1 million).

6 EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$86.5 million (2006: US$65.8 million).

The basic earnings per share is based on the weighted average of 240.3 million (2006: 238.9 million) ordinary shares in issue during the period. The diluted earnings per share is based on 244.6 million (2006: 243.3 million) ordinary shares which is the weighted average number of ordinary shares in issue during the period after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme.

7 DEBTORS AND PREPAYMENTS

Debtors and prepayments of US$369.2 million (31st March 2007: US$203.4 million) includes trade debtors of US$338.8 million (31st March 2007: US$178.7 million).

An aging analysis of net trade debtors by transaction date is as follows:

	(Unaudited) 30th September 2007 US$ million	(Audited) 31st March 2007 US$ million
0-30 days	**201.2**	83.6
31-60 days	**99.0**	49.1
61-90 days	**33.9**	27.4
>90 days	**4.7**	18.6
Total	**338.8**	178.7

The majority of the Group's sales are on letter of credit and on open credit with varying terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

8 CREDITORS AND ACCRUALS

Creditors and accruals of US$391.8 million (31st March 2007: US$256.5 million) includes trade creditors of US$194.2 million (31st March 2007: US$101.9 million).

An aging analysis of trade creditors by transaction date is as follows:

	(Unaudited) 30th September 2007 US$ million	(Audited) 31st March 2007 US$ million
0-30 days	**82.7**	51.6
31-60 days	**66.3**	26.2
61-90 days	**31.0**	15.1
>90 days	**14.2**	9.0
Total	**194.2**	101.9

INTERIM DIVIDEND

The Board of Directors (the "Board") has declared an interim dividend in respect of the six months ended 30th September 2007 of US12.0 cents per ordinary share to shareholders whose names appear on the register of members of the Company as at the close of business on 14th December 2007.

The interim dividend will be payable on 21st December 2007 in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those registered in the United Kingdom will receive the equivalent amount in Sterling both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 10th December 2007.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 10th December 2007 to 14th December 2007, both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company not later than 4:00 p.m., the local time of the share registrars, on Friday, 7th December 2007.

The principal registrar is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke HM08, Bermuda, the branch registrar in the United Kingdom is Capita Registrars Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom, and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

CHAIRMAN'S STATEMENT

VTech had a satisfactory performance in the first half of the financial year 2008, with solid growth in net profit. The Group achieved increased revenue from its telecommunication products (TEL) and electronic learning products (ELP) businesses in Europe, and improved net margins further, despite continued cost pressures.

Results

Group Performance Review

Group revenue for the six months ended 30th September 2007 increased by 2.8% over the same period of the financial year 2007 to US$734.1 million. Profit attributable to shareholders rose 31.5% from US$65.8 million to US$86.5 million. Earnings per share increased by 30.4% to US36.0 cents, compared to US27.6 cents in the corresponding period last year.

Higher Margin

The Group's net margin improved from 9.2% to 11.8% in the first half of the financial year 2008, despite pressure from rising labour costs and the appreciation of the Renminbi. The improvement was mainly due to exchange gains and higher gross profit margin, as we were able to offset the cost increases through increased efficiency in our manufacturing process and better product engineering. Our success in these areas led gross profit margin to improve by 1.8 percentage points over the same period last year to 33.7% in the first half of the financial year 2008.

Strong Liquidity Position

The Group's liquidity position remains strong and it is substantially debt-free, with net cash as at 30th September 2007 amounting to US$114.9 million.

Increased Dividends

In view of the continued growth in profitability and the Group's solid financial position, the Board has declared an interim dividend of US12.0 cents per ordinary share, compared to US9.0 cents per ordinary share in the corresponding period last year.

Strong Growth in Europe and Emerging Markets at TEL

Revenue at the TEL business declined slightly by 0.9% over the same period last year to US$356.1 million. During the period, the business accounted for 48.5% of Group revenue.

The main factor behind the slight revenue decline was a weaker than expected market in North America, where revenue declined by 12.5% to US$253.6 million during the period. The US cordless phone market has slowed in the face of declining housing starts and fewer promotions offered by retailers for this category of product.

Despite the revenue decline, the branded business in North America continued to gain market share as consumers responded well to our new products, especially the DECT 6.0 range. The DECT 6032 model was named by *Good Housekeeping* magazine as its number one cordless phone, highlighting its slim, futuristic design and crystal clear voice quality.

Good growth was also seen from a new range of 5.8GHz products. The VTech ia5824 5.8GHz phone was the only cordless phone to receive a *Consumer Report* "Best Buy" rating this year. It is a good example of how we are using our engineering know-how to enhance product quality, reduce cost and benefit consumers.

Outside the North American market, where we have adopted mainly an Original Design Manufacturing (ODM) strategy, revenue rebounded markedly. In Europe, revenue increased by 43.3% to US$86.7 million as the market recovered from excess inventory and existing customers ordered more from us. In Asia Pacific and other regions, revenue surged by 118.8% and 68.5% to US$3.5 million and US$12.3 million respectively. This impressive growth was due to our success in opening up new markets, as well as expanding our presence in existing markets through partnerships with major importers.

Continued Growth at ELP

The ELP business continued to perform well in the first half of the financial year 2008, with revenue increasing 17.4% to US$262.1 million, equivalent to 35.7% of Group revenue.

Growth was mainly driven by traditional ELPs as we continued to reap the benefit of increased shelf space. The addition of a new platform, the Whiz Kid PC Learning System, also contributed to the increase in revenue.

During the first six months of the financial year, sales of the entire V.Smile range - comprising the basic V.Smile, V.Smile Pocket, V.Smile Baby, V.Flash, together with all cartridges and accessories - were in line with management expectations. The basic V.Smile console, now in its fourth year, has been upgraded by the addition of two new features, a sing-along microphone and writing joystick. We also introduced new titles to the V.Smile Smartridge library, including Shrek the Third, Disney/Pixar's Ratatouille, Cranium, Go Diego Go and Backyardigans. The enhanced V.Smile also received *Creative Child's* Toy of the Year Award in the educational play for babies and toddlers category, as well as the National Parenting Center's "2007 Seal of Approval".

Geographically, Europe recorded a higher sales growth, with revenue increasing by 20.9% to US$123.0 million as VTech maintained its dominant position in the region. In North America, revenue rose by 18.3% to US$120.5 million.

Consolidation for CMS

Following several years of exceptional growth, the contract manufacturing services (CMS) business saw revenue decline by 11.7% to US$115.9 million in the first half of the financial year 2008, representing 15.8% of Group revenue.

The decrease in revenue reflects a very strong first half in the previous financial year. Global economic growth has since moderated somewhat, prompting customers to slow orders and reduce inventory. This is part of a much wider phenomenon affecting the entire global electronic manufacturing services (EMS) industry.

We did, however, sign a number of new customers and continued to develop our Japan operations, bringing on stream our dedicated facility and furthering negotiations with a number of potential Japanese customers.

We also continued to push ahead with projects designed to raise productivity and position us for future growth. The new CMS manufacturing facility began operations in September this year, increasing the capacity of the business by some 50%, while in the same month we launched a six sigma project designed to improve operational efficiency.

Professional audio equipment and switching mode power supplies continued to be the leading product categories of the business, accounting for 29.4% and 24.1% of the total CMS revenue, followed by communications products and home appliances. Europe remained the leading source of revenue, representing 45.9% of the total CMS revenue, followed by North America at 39.8% and Asia Pacific at 14.3%.

Our ability to serve customers well again earned us a service award from an important customer, in appreciation of our dedication and hard work in helping the company to launch its new product.

Toy Safety

Considerable attention has been given this year to the issue of toy safety, with the products of a number of toy suppliers involved in safety recalls.

VTech, which manufactures the majority of its ELPs in-house, is able to maintain strict control over its product quality. We have not been subject to any product recalls and product safety has always been our top priority.

Since the recalls, however, we have conducted a comprehensive review of our quality control procedures and stepped up the frequency of testing, from raw materials to finished products. We were able to achieve this without materially raising our costs or causing any delay in shipment.

VTech will continue its strategy of emphasizing in-house manufacturing. Through rigorous testing and strict controls, we will ensure that all VTech's products comply with the highest global safety standards.

Outlook

The recent problems in the global credit markets, high oil prices, the downturn of the US housing market and the slow growth of US consumer spending, are already reflected in weaker point of sales data at both the TEL and ELP businesses in the United States. We anticipate lower sales in the United States for the upcoming holiday season, as compared to last year.

We nonetheless expect continued sales growth in Europe during the second half of the financial year and hence should achieve modest overall growth in both Group revenue and profit for the full year.

Despite a slightly soft first half at the TEL business, we are forecasting a sales increase for the full year, with growth driven by strong demands in Canada, Europe, Asia Pacific and emerging markets. In North America, to strengthen our leadership position further, we will continue to introduce new products with innovative designs and new technology. On the design front, the DECT 6.0 range has proven very popular and we will introduce more products along this line. In technology, we will start to ship the internet-enabled infoPhone™ to our first customer, a major US service provider. As this market builds, we intend to expand both the customer base and product portfolio.

Growth at the ELP business should continue, allowing it to achieve a revenue increase for the full year. Our 2008 product line-up has already been previewed to the trade and the response has been encouraging. Europe is expected to perform well in the second half, while prospects in the United States will very much depend on the overall economy.

Despite the lower revenue in the first half of the financial year 2008, we still expect the CMS business to achieve growth for the full year. We expect sales for the business to pick up in the second half of the financial year, as we have already seen more orders from existing customers.

In conclusion, VTech has a solid foundation for growth, with a market leading position and innovative products, combined with cost effective and efficient operations. We will continue to build on this foundation, growing our businesses through product innovation, expansion of market share, developing emerging markets and pursuing new opportunities within our core businesses.

REVIEW OF FINANCIAL RESULTS

Revenue

The Group revenue for the six-month period ended 30th September 2007 increased by 2.8% over the corresponding period of the previous financial year to US$734.1 million as a result of an increase in revenue at the ELP business, which had offset the decreases in revenue at the TEL and CMS businesses.

The TEL business recorded a slight decrease in revenue of 0.9% to US$356.1 million. In North America, VTech continued to gain market share as new products, especially the DECT 6.0 range, have been well received by customers. However, owing to a weaker than expected market, revenue from North America declined by 12.5% over the same period of the last financial year. Outside the North American market, revenue rebounded markedly. In Europe, revenue rose by 43.3% as the market continued to recover from excess inventory and existing customers increased their orders. In Asia Pacific and other regions, revenue surged by 118.8% and 68.5% respectively. This impressive growth was due to our success in opening up new markets, as well as expanding our presence in existing markets through partnerships with major importers.

The ELP business continued to record growth in revenue, which increased by 17.4% compared with the same period of the last financial year. The growth was mainly driven by traditional ELPs. The launch of new products during the period, such as the Whiz Kid PC Learning System, also contributed to the growth. During the first six months of the financial year, sales of the entire V.Smile range were in line with management expectations.

The CMS business recorded a decline in revenue of 11.7% compared with the first six months of the last financial year, which was exceptionally strong. Global economic growth has moderated in the current financial period, leading to reduced order from customers.

The Group's revenue from its three core businesses was: 48.5% from the TEL business, 35.7% from the ELP business and 15.8% from the CMS business.

North America continues to be the largest market for the Group. Revenue from this market accounted for 57.2% of Group revenue for the first half of the financial year 2008. Europe and Asia Pacific accounted for 35.8% and 3.6% respectively. This change in the relative contribution of the three regions mainly reflects the increased revenue from the European operations of the TEL and ELP businesses.

Gross Profit/Margin

The gross profit for the six-month period ended 30th September 2007 was US$247.5 million, an increase of US$19.5 million compared to the US$228.0 million recorded in the previous financial period. Gross profit margin for the period increased from 31.9% to 33.7%. Although all businesses continued to suffer from the negative impact of rising labour costs in China and the appreciation of the Renminbi, the Group was able to improve the gross profit margin as management implemented measures to enhance operational efficiency in the manufacturing process, and with better product engineering.

Operating profit/Margin

The operating profit for the six-month ended 30th September 2007 was US$92.7 million, an increase of US$22.3 million or 31.7% over the corresponding period of last financial year. The improvement mainly came from an increase in gross profit resulting from the growth in the Group's overall revenue and the improvement in gross profit margin. The operating profit margin also improved from 9.9% in the previous financial period to 12.6% in the current financial period.

Selling and distribution costs decreased by 1.5% from US$107.8 million in the first six months of the previous financial period to US$106.2 million in the current financial period. The Group has incurred higher spending on advertising and promotional activities in the first half of the financial year 2008 for the promotion of ELPs. However, tight control over other operating costs resulted in a decrease of overall selling and distribution costs. As a percentage of Group revenue, selling and distribution costs decreased from 15.1% in the previous financial period to 14.5% in the current financial period.

Administrative and other operating expenses decreased from US$27.3 million in the previous financial period to US$22.2 million in the current financial period. An exchange gain of US$8.0 million was recorded under administrative and other operating expenses in the current financial period because of the appreciation of the Euro, Sterling and Canadian dollar against the US dollar. This contrasted with a significantly smaller exchange gain of US$0.4 million recorded in the previous financial period. Excluding the effect of exchange differences, the administrative and other operating expenses increased by US$2.5 million, mainly owing to an increase in employee related costs as the business expanded. The administrative and other operating expenses as a percentage of Group revenue, excluding the effect of exchange differences, increased slightly from 3.9% in the previous financial period to 4.1% in the current financial period.

Research and development (R&D) activities are vital for the long-term development of the Group. During the first half of the financial year 2008, the Group spent US$26.4 million on R&D activities, which represented around 4% of total Group revenue.

Net profit and dividends

The profit attributable to shareholders for the period ended 30th September 2007 was US$86.5 million, an increase of US$20.7 million as compared to the corresponding period of the previous financial year.

Basic earnings per share for the period ended 30th September 2007 were US36.0 cents as compared to US27.6 cents in the first half of the previous financial year. Since the balance sheet date, the directors have proposed an interim dividend of US12.0 cents per share, which aggregates to US$28.9 million.

Liquidity and Financial resources

The Group's financial resources remain strong. As at 30th September 2007, the Group had cash and deposits with banks of US$114.9 million and is substantially debt-free, except for an insignificant amount of borrowing in the form of a fixed-interest bearing equipment loan which is denominated in Euro and repayable within two years. The Group has adequate liquidity to meet its current and future working capital requirements.

Treasury policies

The objective of the Group's treasury policies is to manage its exposure to fluctuation in foreign currency exchange rates arising from the Group's global operations. It is our policy not to engage in speculative activities. Forward foreign exchange contracts are used to hedge certain exposures.

Working capital

The levels of stock and trade debtors as at 30th September 2007 were US$225.7 million and US$338.8 million respectively, as compared to US$124.1 million and US$178.7 million as at 31st March 2007. The increase in stock level was primarily to cater for the increased demand for ELPs for the coming holiday season in the second half of the financial year. The increase in trade debtors was mainly due to increased in sales at the ELP business in the first six months period. The increase in sales at the TEL business in Europe also led to a higher trade debtors balance because European customers in our ODM business tend to have a longer settlement period. The turnover days for stocks and trade debtors were 112 days and 63 days respectively, compared to 119 days and 56 days in the corresponding period of the last financial year.

Capital expenditure and contingencies

For the period ended 30th September 2007, the Group invested US$17.9 million in the construction of buildings, purchase of plant and machinery, equipment, computer systems and other tangible assets. All of these capital expenditures were financed from internal resources.

As of the financial period end date, the Group had no material contingencies.

CODE ON CORPORATE GOVERNANCE PRACTICES

VTech is committed to maintaining a strong system of corporate governance so that all business activities and decision-making can be properly regulated. Throughout the six months ended 30th September 2007, the Company has complied with all the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Listing Rules and to a large extent, the recommended best practices in the Code except for the deviations from code provision A.2.1 of the Code as described below:

Under code provision A.2.1 of the Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Allan WONG Chi Yun has the combined role of Chairman and Group Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of the Group as the non-executive directors form the majority of the Board of which four out of seven are independent. The Board believes the appointment of Mr. Allan WONG to the posts of Chairman and Group Chief Executive Officer is beneficial to the Group as he has considerable industry experience.

The Board has established an Audit Committee, a Remuneration Committee and a Nomination Committee with defined terms of reference which are of no less exacting terms than those set out in the Code. Corporate governance practices adopted by the Company during the six months ended 30th September 2007 are in line with the corporate governance practices set out in the Company's 2007 Annual Report.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

The Company has not redeemed any of its shares during the six months ended 30th September 2007. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period under review.

AUDIT COMMITTEE

The Audit Committee is chaired by Mr. Raymond CH'IEN Kuo Fung with Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun as members, all are independent non-executive directors. It has been established to assist the Board in fulfilling its oversight responsibilities for financial reporting, risk management and evaluation of internal controls and auditing processes. It also ensures that the Group complies with all applicable laws and regulations.

The Audit Committee has reviewed with management of the Company the accounting principles and practices adopted by the Group and financial reporting matters including the review of the unaudited interim consolidated financial statements for the six months ended 30th September 2007.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Codes as set out in Appendix 10 of the Listing Rules and Annex 1 to Rule 9 of the Listing Rules of the Financial Services Authority in the United Kingdom regarding securities transactions by directors and senior management in relation to the accounting period covered by the Interim Report. After specific enquiry, all directors confirmed that they have complied with the required standard of dealings set out therein.

As at the date of this announcement, the Executive Directors of the Company are Mr. Allan WONG Chi Yun (Chairman and Group Chief Executive Officer), Mr. Edwin YING Lin Kwan and Mr. PANG King Fai. The Independent Non-executive Directors are Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun, Mr. Michael TIEN Puk Sun and Mr. Patrick WANG Shui Chung.

By Order of the Board
VTech Holdings Limited
Allan WONG Chi Yun
Chairman

Hong Kong, 14th November 2007

http://www.vtech.com
http://www.irasia.com/listco/hk/vtech

END